Exhibit 99.2

ELBIT  IMAGING LTD. ANNOUNCES THAT PLAZA CENTERS HAS COMPLETED
PUBLIC OFFERING OF NOTES IN ISRAEL

Tel Aviv, Israel, February 13, 2008, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), today announced that its subsidiary, Plaza Centers N.V. (LSE : PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), a leading property developer in the emerging markets of  Central and Eastern Europe and India, has completed an offering to the public in Israel of unsecured non-convertible Series B Notes (“Series B Notes”) in the aggregate principal amount of NIS 713,538,000 and their listing in the Tel-Aviv Stock Exchange (“TASE”). The Series B Notes carry a coupon of 5.4% (the principal and interest of the Series B Notes are linked to increases in the Israeli Price Index). The offering and listing followed the publication by Plaza of a prospectus dated February 3, 2008 and a complementary notice dated February 11, 2008 (collectively, the "Prospectus").

At the same time, Plaza has listed for trade on the TASE approximately NIS 305 million unsecured non-convertible Series A Notes issued by Plaza to investors in Israel in a private placement in July 2007 (“Series A Notes”). The Series A Notes carry a coupon of 5%, which was reduced to 4.5% from February 4, 2008 (the day following the publication of the aforementioned Prospectus).

The Series A Notes and the Series B Notes were rated Aa3 by Midroog Ltd., on a local scale, and the Series A Notes were rated A+/Positive by Standard & Poor's Maalot Ltd., on a local scale.

For Further information please see Plaza’s announcements.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com